July 25, 2019

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Neuralstem, Inc. Registration Statement on Form S-1 Originally Filed June 21, 2019 Amended on July 25, 2019 File No. 333-232273

To Whom it May Concern:

We are in receipt of your letter dated June 27, 2019 advising us that the above referenced registration statement will not be reviewed. Pursuant to a telephonic conversation between our legal counsel and the staff, we have been informed that we can request acceleration to become effective at 5:15 p.m. EST, on Thursday July 25, 2019. Accordingly, please be advised that Neuralstem, Inc. hereby requests that the above referenced registration statement be declared effective at 5:15 p.m. EST, on Thursday, July 25, 2019 or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kenneth Carter

Kenneth Carter, PhD

Executive Chairman